February 14, 2025

Anthony Querciagrossa
Chief Financial Officer
Pinstripes Holdings, Inc.
1150 Willow Road
Northbrook, IL 60062

        Re: Pinstripes Holdings, Inc.
            Registration Statement on Form S-3
            Filed February 4, 2025
            File No. 333-284692
Dear Anthony Querciagrossa:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Elizabeth McNichol